TearLab Corporation

9980 Huennekens Street, Suite 100

San Diego, California 92121

November 22, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Heather Percival

Re:	TearLab Corporation
Registration Statement on Form S-1 File No. 333-220080
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, TearLab Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 (File No. 333-333-220080) (the “Registration Statement”) be accelerated so that it will be declared effective at 10:00 a.m., Eastern Time, on Monday, November 27, 2017, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Daniel Horwood at (858)350-2313.

Sincerely,

TEARLAB CORPORATION

By:	/s/ Wes Brazell
Name:	Wes Brazell
Title:	Chief Financial Officer